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                             January 18, 2023

       Stephen LaMond
       Interim Chief Executive Officer
       Peak Bio, Inc.
       3350 W. Bayshore Rd., Suite 100
       Palo Alto, CA 94303

                                                        Re: Peak Bio, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 5,
2022
                                                            File No. 333-268801

       Dear Stephen LaMond:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2022 letter.

       Amendment No. 1 to Form S-1 filed on January 5, 2023

       Prospectus Summary
       Background, page 4

   1. We note your disclosure indicating that certain subscription agreements were effective as of October 31, 2022. To
the extent you have not done so, ensure that you disclose the material terms of each
of the financing transactions entered into in connection with the closing of the business
combination, including as examples only, the New PIPE Shares,
                                                        PIPE Financing
Warrants, Bridge Loan PIPE Shares, the convertible note referenced on page 85 and payment
agreements referenced on page F-29.
 Stephen LaMond
Peak Bio, Inc.
January 18, 2023
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Funding Requirements, page 96

2. We note your response to prior comment 6 and your disclosure that you enhanced your liquidity position by, among others, a $750,000 sale of stock under a previously disclosed forward share purchase agreement with Frost Gamma Investments Trust. We note your disclosure on the cover page that an amount of $749,127 that was held in escrow was released to the company in connection with the forward share purchase agreement. Please revise to clarify your reference to this transaction as a stock sale that enhanced your liquidity position.
General

3. We note from your disclosure in Item 3.01 of Form 8-K, filed January 9, 2023, that it appears your NASDAQ listing was suspended. Please update your disclosure accordingly to discuss the suspension and the appeal and review process. In addition, please note that unless the shares are listed on a national securities exchange or quoted on the OTC
      Bulletin Board, OTCQX, or OTCQB, your selling shareholders must sell at a fixed price.
      Refer to Item 501(b)(3) of Regulation S-K.
4. We note from your disclosure in Item 7.01 of Form 8-K, filed November 2, 2022, that
      Chardan Capital Markets LLC withdrew from its role as financial advisor to Ignyte and will no longer receive any financial advisory fee. Please update your disclosure accordingly to discuss this withdrawal.
      Please contact Jimmy McNamara at 202-551-7349 or Christine Westbrook at 202-551-
5019 with any questions.



                                                           Sincerely,
FirstName LastNameStephen LaMond
                                                           Division of
Corporation Finance
Comapany NamePeak Bio, Inc.
                                                           Office of Life
Sciences
January 18, 2023 Page 2
cc:       Scott A. Cowan, Esq.
FirstName LastName